DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421 Fax (31) 45 5740680

DSM

Heerlen (NL), 28 June 2007

DSM announces EUR 100 million profit improvement program for DSM Nutritional Products

- Launch of EUR 100 million profit improvement program 'Aspire to Win'
- Confirmation of 18% EBITDA margin target as set out in *Vision 2010*
- DSM well positioned to benefit from major nutrition and health trends

Royal DSM N.V. (DSM) today announces a comprehensive profit improvement program for DSM Nutritional Products that, through a mix of cost savings and increased profits from higher revenues, is expected to deliver an annual minimum of EUR 100 million of improved profitability.

The program will commence in the second half of 2007 and run through 2008 and 2009, enabling the Nutrition business to achieve the targeted EBITDA margin level of at least 18% as set out in *Vision 2010*. For 2008, the first full year of the program, it is expected that benefits will offset the negative impact of the expiration of the contracts made in conjunction with the acquisition of Roche Vitamins.

One time costs of the program are estimated at some EUR 40 million after tax, the majority of which are expected to be accounted for in 2008. In addition, DSM Nutritional Products will also invest in further optimizing its business processes, including the replacement of numerous legacy systems with an integrated SAP ERP system.

Commenting on the plan, Stephan Tanda, member of the Managing Board of DSM and responsible for DSM's Nutrition business, said: *'DSM Nutritional Products is well positioned to benefit from the major nutrition, health and wellness trends of our times. The comprehensive profit improvement plan announced today, focused on margin improvement through better management of our cost base, further differentiation of our products and an acceleration of innovation activities, is expected to deliver growth through efficiency and innovation and enable us to reach our targeted 18% EBITDA margin as set out in Vision 2010.'*

The profit improvement plan, 'Aspire to Win', is based on three main pillars:

- **Cost reductions**
  The major elements of the cost savings program are related to SG&A (Sales, General and Administrative) expenses, including the implementation of a new, global ERP system, further streamlining of business processes and administrative overhead reductions. Additional cost improvements will be targeted in manufacturing, both at the main production sites and premix plants, including the sourcing of raw materials and services. Further options will be evaluated to optimize R&D expenditure and the operational footprint.

dlw 7/13

- **Enhancement of differentiation activities**
  Our customers face rapidly rising demands to meet the highest standards of quality, traceability and efficacy. DSM Nutritional Products is well positioned to help fulfill these needs of an increasingly brand and quality conscious market. The business will further enhance its differentiation activities and develop customer solutions in close cooperation with leading players in the food and feed industry. One example is the QUALI-C™ range of guaranteed safe Vitamin C products.

- **Accelerated innovation**
  A further boost to capturing the innovation potential in health enhancing ingredients for Animal Nutrition, Human Nutrition and Personal Care will be achieved through accelerated market penetration and new applications of young products like TEAVIGO™ (the purest green tea extract in the industry) and Hy.D© (the advance source of Vitamin D3 for poultry), and the introduction of new products like *i-flex*™ (a new joint health supplement) and BeauActive™ MTP (a natural ingredient for Cosmetics that reduces lines and wrinkles) Additional growth will be stimulated by an intensified acquisition program to in-source early stage products and technologies and acquire start-up companies and innovation leaders.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

36E

Heerlen (NL), 29 June 2007

DSM - Repurchase of shares (week 26)

Royal DSM N.V. has repurchased 607,831 of its own shares in the period from 21 June 2007 up to and including 27 June 2007 at an average price of EUR 36.48. This is in accordance with the second phase of the share buyback program announced on 27 April 2007.
The consideration of this repurchase was EUR 22.2 million.

The total number of shares repurchased under the second phase of this program to date is 6,559,243 shares for a total consideration of EUR 238.8 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.